Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-129784

PROSPECTUS SUPPLEMENT

To Prospectus dated December 6, 2005

1,753,571 SHARES

MINES MANAGEMENT, INC.

COMMON STOCK

This Prospectus Supplement supplements information contained in the Prospectus dated December 6, 2005 under the caption “Selling Shareholders”.  This Prospectus relates to the potential offer and sale from time to time of up to 1,753,571 shares of common stock of Mines Management, Inc. by certain shareholders of Mines Management, Inc.  This Prospectus Supplement is not complete without, and many not be delivered or used except in connection with, the Prospectus dated December 6, 2005, including any supplements or amendments to such Prospectus.

The table below reflects the following transaction:

The transfer by (1) Scott R. Griffith, who is no longer a selling shareholder, of a warrant for the purchase of 23,250 shares of common stock and (2) Jesse B. Shelmire IV, who is no longer a selling shareholder, of a warrant for the purchase of 23,250 shares of common stock, to Crestview Capital Master, LLC, which will become a selling shareholder:

Name	Number of Shares Beneficially Owned Prior to this Offering(1)	Shares Offered in this Offering	Shares Beneficially Owned After this Offering
			Number(2)	Percent of Outstanding
Crestview Capital Master, LLC (3)	-0-	46,500	-0-	--

(1)

The shares of common stock owned prior to the offering equals the sum of (a) shares of common stock and (b) shares of common stock issuable upon exercise of warrants.

(2)

For purposes of calculating shares beneficially owned after this offering, it is assumed that the offered shares have been sold pursuant to this offering. The selling shareholders may have sold, transferred or otherwise disposed of all or a portion of their offered shares since the date on which they provided information regarding their securities in transactions exempt from the registration requirements of the Securities Act.

(3)

Offered shares include warrants to purchase 46,500 shares of common stock.  Crestview Capital Partners, LLC (“CCP”) is the sole managing member of the selling shareholder and may be deemed to have sole voting and investment power with respect to the securities beneficially owned by the selling shareholder.  CCP disclaims beneficial ownership of these securities.  The  managing members of CCP are Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom may be deemed to have voting and dispositive power over securities beneficially owned by the selling shareholder, and each of whom also disclaims beneficial ownership of these securities.  Mr. Flink is an affiliate of a broker-dealer and it has been confirmed to us that the securities were acquired by the selling shareholder to be resold in the ordinary course of business and that there are no arrangements with any other persons, whether directly or indirectly, to dispose of the securities.

For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 10, 2006.